Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103
(212) 977-9700

August 20, 2008

Via Edgar Correspondence and Federal Express

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Consolidation Services, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 20, 2008
File No. 333-150175

Dear Mr. Owings:

As counsel to Consolidation Services, Inc. (the “Company”), we are hereby responding to the July 31, 2008 comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 1 to its registration statement on Form S-1/A, File No. 333-150175, last filed by the Company with the Commission on July 11, 2008.  The Company’s responses are set forth below corresponding to the same chronological numbers in the Staff’s comment letter.

We have included three hard copies of Amendment No. 2 to the registration statement (the “Registration Statement”), filed with the Commission electronically today, one clean and two that are marked to show changes from Amendment No. 1 to the registration statement on Form S-1/A filed by the Company on July 11, 2008.  We have also included on a supplemental basis, two copies of certain materials requested in response to comment No. 9.  Capitalized terms not otherwise defined in this letter are used here as defined in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

1.	This comment has been complied with.

Securities and Exchange Commission
August 20, 2008

Prospectus Summary, page 2

Use of Names, page 2

2.	This comment has been complied with. The Company has revised the Registration Statement, where appropriate, in response to your comment.

Our Company, page 2

3.	The Company has revised the first paragraph on page 2, as well as elsewhere, to reflect the current status of very limited activities.

4.
The Company has revised the Registration Statement, where appropriate, in response to these two comments.  Although the Company will be required to advance certain funds for permitting, it expects that the consideration for coal mine operators and/or oil and gas drilling companies to enter into leases with the Company will be based on a negotiated percentage of royalty payments attributable to such lessee's production.  A cross reference to the "Business" section discussion of the terms of the Vector transaction has been included.

Shares Offered Hereby, page 3

5.
The Company has revised the Registration Statement, where appropriate, in response to your comment.  The Company moved the deleted securities transaction to “Management – Certain Relationships and Related Transactions,” as well as other appropriate places where the Company’s securities transactions are discussed.  Given that none of these shares are being offered under this Prospectus, it was not appropriate to keep it at page 3.

6.	The Company has revised the Registration Statement to make this clarification regarding temporary exercise price here and under “Description of Securities – Warrants – Reduction.”

Use of Proceeds, page 21

7.
In connection with the exercise of the warrants, the Company anticipates receiving gross proceeds of $6,300,000, provided all 2,100,000 warrants are exercised at $3.00 per share.  While the Company has no present intention for any temporary exercise price reductions, any such reductions would reduce the aggregate gross proceeds the Company would generate upon exercise of such Warrants.  In the event the Company realizes the full amount of such proceeds, it anticipates allocating them as follows: (i) $1,300,000 towards working capital; (ii) $2,000,000 towards the reduction of outstanding debt; (iii) $2,000,000 towards acquiring land and energy-related assets; and (iv) $1,000,000 towards permitting, licensing, and acceleration of energy development activities.  The Company has revised the Registration Statement as appropriate to reflect this.

Securities and Exchange Commission
August 20, 2008

Business

General, page 32

8.
The Company has revised the Registration Statement to reflect this comment by indicating that the Company is a development stage company, as well as clarifying that its activities and operations have been limited to that of the acquisition of land and entering into energy-related contracts and other development activities in connection with our land, energy, and corporate development.

Overview of the Organic/Natural Food Sector, page 33

9.
Regarding the first sentence of the first paragraph under “Overview of the Organic/Natural Food Sector” section on page 33, please see the attached 2007 edition of The Natural Foods Merchandiser’s Market Overview, dated June 1, 2007, at the fourth and seventh paragraphs, respectively.  Regarding the third sentence of the first paragraph under the same section, please see the first paragraph of the attached website publication Organic Foods: IFT’s Latest Scientific Status Summary, by Carl K. Winter, located at www.ift.org.  We have enclosed copies of such materials on a supplemental basis.

10.
For the purpose of providing the reader with more detailed information regarding the growth and current state of the organic food industry, and since management anticipates the distribution of its organic food products (assuming the Company is able to reach such stage of development, for which there is no assurance will occur) through smaller regional suppliers, and possibly as ultimately ending up at on the shelves of some of the nationally known companies referenced, the Company believes it is important to include some information on who these nationally known companies are.  The Company has, however, clarified that the intention of these illustrations are for the purpose of providing additional information on the current state of the organic food industry, and that such nationally known companies are not competitors of the Company, nor does it currently have contractual relations with such companies.

Organic Product Supply, page 35

11.
The Company has made the requested clarifications with respect to the anticipated timeframes for the Company’s proposed organic food and energy-development operations.  The Company expects to commence internal production sometime in 2009 on either leased acres or on a portion of the 250 acres of land the Company owns in Kentucky, which the Company plans to harvest limited timber while it prepares the land for organic certification and farming, while energy-development activities are expected to take place and be ongoing on other land the Company owns, controls or leases.  Regarding the Company’s internal production capabilities, it has made the necessary revisions to reflect that such operations are not currently in place, nor are there assurances the Company will ever reach such level of operations.

Securities and Exchange Commission
August 20, 2008

Brand/Trademark Ownership, page 36

12.	The Company has revised the Registration Statement to reflect your comment.

Marketing and Business Strategy, page 36

13.
The Company has revised the Registration Statement accordingly.  The Company’s acquisition candidates generally market in small regional areas and different candidates market in different areas.  It is anticipated that if such companies were under the Company’s common control, it would be able to use the proven relationships of the different acquisitions to cross sell and introduce their organic products to different geographic areas, as well as begin developing and familiarizing customers with its “Choice Organic Family” TM label across such geographic areas.  The Company envisions this being accomplished through either acquisition agreements or licensing/distribution agreements.  In exchange for entering into such arrangements with the Company, it is anticipated that such companies will receive stock as consideration in addition to receiving the benefit of being a part of the Company’s strategy of consolidating smaller organic producers to take advantage of economies of scale.

14.
The Company has revised the Registration Statement accordingly.  Johnny Thomas, the Company’s President and Chief Executive Officer and John Francis, the Company’s Chief Financial Officer, are the primary contact persons.  Contacts are either obtained directly through the efforts of Thomas or Francis, or through business brokers representing certain companies that contact Thomas or Francis.

Land For Production Purposes, page 37

15.	The Company has revised the Registration Statement accordingly to reflect your comment.

16.
A family limited liability company (Meadow Lark Holdings LLC) owned jointly by Johnny Thomas (the Chairman of the Board, Chief Executive Officer and President of the Company) and Helen Thomas (the Secretary/Treasurer and a director of the Company) made the loan.  The terms of the loan provide for six percent interest, due upon demand, subject to availability of funds and are now disclosed under this heading, as well as in the section titled “Management – Certain Relationships and Related Transactions.”

17.	The Company has revised the Registration Statement under “Jett Transaction” in response to this comment.

Securities and Exchange Commission
August 20, 2008

18.
The payment information as reflected in the Amendment No. 1 to the registration statement and in the Company’s Form 10-Q for the period ended June 30, 2008, filed with the Commission on August 1, 2008, provides the most up to date payment information.  Under the terms of the extension, if the transaction does not close by the pre-established dates in the payment schedule, the amounts due on such dates are aggregated and due on the earlier of the closing date or August 15, 2008, subject to further extension, with the final $500,000 due on October 15, 2008.  The Owsley Transaction is an arms-length transaction involving Larry Bruce Herald and AMS Development, LLC (which is owned and controlled by Billy David Altizer, who is also the managing member of Buckhorn Resources, LLC along with Johnny R. Thomas).  The Owsley Transaction does not include a lock up/leak out agreement so any references thereto were deleted.

The requested information regarding the Eastern Kentucky agreement has been provided.  Other than in connection with the Buckhorn Transaction, in which Eastern Kentucky Land Corporation ("EK") was the grantor of the subject property to Buckhorn, the Company had no previous affiliation with EK.

19.	The Company has included the requested risk factor, as well as expanding the discussion on page 39 to include the Begley litigation to quiet title on approximately 500 acres of land owned by Buckhorn.

The Company has provided the following information in the prospectus.  In terms of coal prices for the coal quality the Company anticipates extracting, it used the pricing available from the Energy Information Administration’s Coal News and Markets Data for May 30, 2008, which was released on June 2, 2008 and is available at http://www.eia.doe.gov/cneaf/coal/page/coalnews/coalmar.html.  The pricing information therein is based on the average coal spot market prices and average weekly coal commodity spot prices for the Central Appalachia region.  According to this source, coal mined from Central Appalachia has increased in price from approximately $55 per short ton (as opposed to metric ton) in December 2007 to $108.25 per short ton.

At this time, the Company does not have any binding agreements with coal developers, however, it is in the process of approaching selected coal mining operators or lessees to enhance bidding to mine coal underlying the Company’s owned or controlled properties.

Securities and Exchange Commission
August 20, 2008

20.
As disclosed in the Company’s Form 8-K/A, filed with the Commission on June 30, 2008, and on pages 40 and 43-44 of the Amendment No. 2 to the registration statement, Buckhorn will seek to have each of its lessees be contractually obligated under its leases to post a reclamation bond and, except with respect to costs relating to permits, Buckhorn does not anticipate accruing costs because it anticipates that its lessees will be contractually liable for all costs relating to their mining operations, to the extent permissible by law.  This statement is qualified by the fact that Buckhorn has not yet entered into such binding contracts, however, it believes that the competitive bidding process among coal mining operators to mine the Company’s owned or controlled properties, in combination with common usage or standard in the industry amongst coal mining operators to agree to post such reclamation bonds and pay other related coal mining expenses, will allow Buckhorn to come to agreement on such contractual terms with the ultimate lessees or coal mining developers.  The Company has made such clarifying disclosures to the Registration Statement.

Selling Shareholders, page 54

21.	This comment has been complied with.

Employees, page 49

22.	The first part of this comment has been complied with.

The last paragraph of the “Employees” section pertains to Buckhorn, not Consolidation Services, Inc., so the Company believes the disclosure remain appropriate as drafted.

***

Should you desire any further information, please do not hesitate to contact the undersigned at (p) (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker
Elliot H. Lutzker

Cc:  Johnny R. Thomas
 John C. Francis